SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



     Prospectus filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 under the
                        Securities Exchange Act of 1934



                                  April 5, 2002



                                    Telia AB

                                 (Name of Filer)



                               Sonera Corporation

                                (Subject Company)



                                     0-30340

                   (Exchange Act File No. of Subject Company)







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          THE FOLLOWING IS A PRESS ARTICLE FIRST PUBLISHED BY REUTERS ON APRIL,
4 2002 CONTAINING COMMENTS RELATING TO THE PROPOSED MERGER OF TELIA AND SONERA BY CERTAIN MEMBERS OF THE MANAGEMENT OF BOTH COMPANIES.

17:48 2002-04-04 Telia says not started Finland mobile unit sale
     By Patrick McLoughlin
     STOCKHOLM, April 4 (Reuters) - Nordic telecoms operator Telia said on Thursday it has not begun moves for the sale of its Finnish unit, which is key to getting EU approval of its 7.5 billion euro ($6.64 billion) takeover of Finland's Sonera .
     "We haven't started that process yet," said Telia investor relations director Tobias Lenner.
     "It is being sold," he added. "We think that's the only condition, that's the only overlap, because we each have a mobile operator in Finland and we don't think we'll be allowed to merge them together."
     If the deal, announced on March 26, gets EU Commission approval it will be Europe's first cross-border merger of former telecoms monopolies and will make the Nordic region's biggest carrier, with annual sales of nine billion euros, about 30,000 employees and market capitalisation of over $15 billion.
     There has been some anxiety about Brussels approval for the deal because of a perception that European Competition Commissioner Mario Monti is less than enthusiastic about consolidation in the Nordic region after a number of high-profile link-ups collapsed. Monti denies the charge.
     However, no moves have yet been made to sell the Telia unit. No financial adviser has been appointed, and no timetable has been drawn up to begin the process.
     "I am quite surprised to hear that," said a Swedish analyst.
     "I got the impression from them that they had been in contact with the regulators already, and I got the idea they were definitely in the process of selling off the unit."
     Sonera head of communications Jari Jaakkola said both companies had been in preliminary contact with Brussels over the takeover, but official papers had yet to be lodged.
     "We are currently preparing the notification, and we will be filing it as soon as possible," he said.
     One analyst said that based on the number of subscribers, Telia Finland could be priced as high as 240 million Swedish crowns ($23.40 million). Others, however, said the loss-making venture was difficult to price in a buyer's market.
     Industry insiders say Telia and Sonera could lodge official papers with Brussels within a fortnight. Assuming a fast-track positive response from the watchdog, they say, a sale of Telia Finland could take place before the end of the year.
     The two companies said after the merger was announced that they expected the European Commission's antitrust watchdog to approve the takeover within a month.
     Telia Chief Executive Marianne Nivert told Reuters: "I hope we will have a short procedure for that. We have very little overlap, and we are also willing to sell off our mobile unit in Finland... I can't see any hindrance against this combination."
     In its announcement of the takeover, Telia said the sale was at the top of its list of "immediate implementation priorities."
     With less than five percent of Finland's market, Telia's loss-making mobile unit is a tiny part of total operations, although it has been aggressively growing its client base. Sonera has about 60 percent of the market, and the next biggest operator, Elisa Communications , has about one third.
     Last year Telia's Finnish unit increased its customer base by 90,000 to 239,000, and sales rose 78 percent to 648 million crowns -- compared with group total sales of 57.2 billion crowns -- while its net loss in the hard-fought Finnish market narrowed to 412 million crowns from 494 million in 2000.
     Analysts say the most likely candidates to buy the unit are local firms Radiolinja -- Elisa's mobile arm -- or DNA, but they did not rule out the possibility that an outsider could buy into the market.
     ((Patrick McLoughlin, Stockholm newsroom, +46-8-700 1121, fax +46-8-211601, stockholm.newsroom@reuters.com))
     ($1=10.254 Swedish Crown)
     ($1=1.130 Euro)

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention:
External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.